November 21, 2019

Michael I. Goldberg
Trustee
Woodbridge Liquidation Trust
Las Olas Center II
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301

       Re: Woodbridge Liquidation Trust
           Registration Statement on Form 10-12G
           Filed October 25, 2019
           File No. 000-56115

Dear Mr. Goldberg:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed October 25, 2019

General

1. Please provide the disclosure in your filing as of the most recent practicable date. We note, as examples, the Property Information on page 32 and the Security Ownership on page 34 is provided as of June 30, 2019.
Business, page 3

2. Reference to defined terms such as DIP Claims and Fund Debtors in an exhibit, such as the liquidation plan, is not a substitute for full disclosure in the text of your Form 10.
      Please revise accordingly to clearly explain what these and other such terms mean in your disclosure.
 Michael I. Goldberg
FirstName LastNameMichael I. Goldberg
Woodbridge Liquidation Trust
Comapany 21, 2019
November NameWoodbridge Liquidation Trust
November 21, 2019 Page 2
Page 2
FirstName LastName
3. Please provide an expanded description of the nature and extent of the other potential causes of action that are referenced on page 9.
4. Please describe clearly your construction and marketing businesses relating to single family homes and other real estate assets you hold for sale, as referenced on page 15.
Security Ownership of Certain Beneficial Owners and Management, page 34

5.       We note that the table does not include Mr. Nevins. Please revise. See
Item 403(b) of
         Regulation S-K.
Executive Compensation, page 38

6. Please add to the narrative following the summary compensation table a discussion of the employment agreements entered into with Ms. Fong and Mr. Kemper. See
Item 402(o)(1)
         of Regulation S-K.
Legal Proceedings, page 43

7. For each pending litigation disclose the relief sought. See Item 103 of Regulation S-K.
Item 13. Financial Statements and Supplementary Data, page 49

8. Please revise to include updated financial statements in accordance with Rule 8-08 of
         Regulation S-X.
Report of Independent Registered Public Accounting Firm, page F-1

9. Please have your auditors revise their report to comply with PCAOB AS 3101.08d and
         Appendix B which require a statement in the report that the financial statements and the related notes are collectively referred to as the financial statements.
10. We note that your auditor's opinion refers to the financial position of the Company instead of the net assets in liquidation of the Company. Please have your auditors revise their report. Reference is made to PCAOB AI 23.8.36.
Note 2 - Summary of Significant Accounting Policies
Liquidation Basis of Accounting, page F-6

11. We note your disclosure that the measurement of real estate assets held for sale is based on, in addition to current contracts, estimates and other indications of sales value, net of estimated selling costs. Please tell us how you have considered the guidance in ASC Topic
         205-30-50-2(c) in determining the appropriate level of disclosure of the assumptions used to calculate fair value and expand your disclosure as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael I. Goldberg
Woodbridge Liquidation Trust
November 21, 2019
Page 3

        You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz, Accounting Branch
Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-
3357 with any other questions.



                                                        Sincerely,
FirstName LastNameMichael I. Goldberg
                                                        Division of Corporation
Finance
Comapany NameWoodbridge Liquidation Trust
                                                        Office of Real Estate &
Construction
November 21, 2019 Page 3
cc:       David Barton, Esq.
FirstName LastName